

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Yifan Li
Chief Executive Officer
Hesai Group
9th Floor, Building L2-B
1588 Zhuguang Road, Qingpu District
Shanghai 201702
People's Republic of China

>   **Re: Hesai Group**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted October 20, 2021**
>   **CIK No. 0001861737**

Dear Dr. Li:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 13, 2021.

Draft Registration Statement on Form F-1

Cover Page

1.   We note your risk factors on pages 49 and 57, which discuss your reliance on dividends and other distributions paid by your PRC subsidiaries, and that you intend to retain most, if not all, of your available funds and future earnings and do not expect to pay dividends in the foreseeable future after this offering. We also note your disclosure on page 69, which states, **"We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any**

payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us." Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date. Similarly, please expand your disclosure in the prospectus summary to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and the direction of the transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors.

Prospectus Summary
Risks Related to Doing Business in China, page 9

2.   We note your response to prior comment 6. Please clarify that the Chinese government may intervene or influence your operations at any time and that actions by the Chinese government to exert control over offerings that are conducted overseas could cause the value of such securities to significantly decline or be worthless.

Summary Combined and Consolidated Financial Data, page 18

3.   We note your response to prior comment 7 and have the following comments;
  • Revise to only present the pro forma EPS for the most recent fiscal year and interim period pursuant to Article 1-02(c)(2) of Regulation S-X.
  • Revise to include the expense for all equity awards that will vest at the effective date of your IPO, or the most recent practicable date prior to the effectiveness of this offering, including those that will vest subsequent to June 30, 2021 and disclose the date used to determine these amounts.
  • Ensure that the adjustment to the numerator assumes such adjustment was made as of the beginning of the fiscal year presented. Refer to Article 11-02(a)(6)(i)(B) of Regulation S-X.
  • Revise your Capitalization Table on page 70 to reflect the pro forma expense as calculated in the bullet above by recording an adjustment to the Additional Paid-In Capital and Accumulated Deficit for the pro forma column.

Risk Factors
Our auditor is currently not subject to inspections by the PCAOB..., page 28

4.   Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would

decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

<u>We generate a substantial portion of our revenue..., page 38</u>

5.   We note your response to prior comment 8. Please clarify the specific percentages of revenue that each of your largest customers represented for the periods presented.

<u>The PRC government has significant oversight..., page 45</u>

6.   We note your response to prior comment 9. Please clarify that the Chinese government may intervene or influence your operations at any time.

<u>Combined and Consolidated Financial Statements for the Years Ended December 31,2019 and 2020</u>
<u>Combined and Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2019 and 2020, page F-4</u>

7.   Please revise to separately present the litigation settlement from the Other operating expenses (income), net since the settlement represents substantially all of that expense line item. In addition, the settlement represents a material charge to your total operating expenses and should be clearly labeled as a litigation settlement.

<u>Notes to Consolidated Financial Statements</u>
<u>1. Organization and Nature of Operations</u>
<u>2021 Reorganization, page F-7</u>

8.   We note your disclosure that upon completion of the 2021 Reorganization, per share information of the Company has been retrospectively presented from the earliest period in the combined and consolidated financial statements presented. Please clarify how you also considered retrospectively presenting your statement of financial position as of the earliest period presented, including outstanding shares, and the share information disclosed in Notes 15 and Note 17. Refer to ASC 805-50-45-4 and 5.

<u>Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2020 and 2021</u>
<u>Unaudited Consolidated Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2020 and 2021, page F-40</u>

9.   Your disclosure on page 86 indicates that general and administrative expenses includes RMB105.9 million related to certain shareholders' discounted capital injection in the 2021 Reorganization and recognition of a derivative liability to shareholders of RMB72.1 million. Please ensure that your disclosure clearly states the line items that these expense items have been classified to on your Consolidated Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2020 and 2021. Revise accordingly.

10.   Please clarify your disclosures to explain the transactions that resulted in the shareholders' discounted capital injection expense, how you are accounting for these transactions, and the authoritative accounting literature upon which you are relying. In your response, also clarify why there is a difference between the cash distributions received from shareholders and the cash distributions paid to shareholders, as reflected on page F-42, and how you are accounting for this difference. Please also explain how the subscription receivable of RMB 339 million, described on page F-56, was determined, whether there are any uncertainties with obtaining the necessary approvals for payment, and the resulting accounting impacts if payment is not received.

Notes to Unaudited Financial Statements
2. Summary of Significant Accounting Polices
Revenue recognition, page F-45

11.   Clarify if you consider your LiDAR products sold together with engineering design and development and validation service projects to be one distinct performance obligation and the factors you considered in making this determination. Please also clarify the factors you considered in determining to recognize revenue for certain of these arrangements over time and for certain of these arrangements at a point in time. Revise your disclosures accordingly.

12.   For arrangements recognized over time, clarify how you have an enforceable right to payment and how you considered all of the factors in ASC 606-10-55-11 through 15. In this regard, we note your disclosure on page 38 that if your purchase orders are terminated by customers, you will be paid an amount based on (i) the price for all goods and services that have been completed in accordance with the purchase agreement and not previously paid for; and (ii) the actual costs of work-in-process and raw materials incurred in furnishing the goods or services under the purchase agreement. With respect to the work in process, clarify how you are compensated for costs incurred to date plus a reasonable profit margin and how the criteria in ASC 606-10-55-11 are met. Revise your disclosures accordingly.

13.   Tell us how you considered separately disclosing revenue recognized over time and revenue recognized at a point in time related to your LiDAR products sold with engineering services. Please also tell us how you considered separately disclosing revenue related to your warranty service arrangements.

Derivative Liability, page F-48

14.   We note that you "signed agreements with certain shareholders holding 50,187,879 Class B ordinary shares, whereby the Group has agreed to provide an option for these shareholders to convert their ordinary shares to redeemable preferred shares". Please tell us what consideration you gave to disclosing the actual redemption value as of June 30,

2021.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Z. Julie Gao, Esq.